UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 000-54543

MERCATOR MINERALS LTD
(Translation of registrant’s name into English)

1050-625 Howe Street Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCATOR MINERALS LTD.

Date: December 6, 2011	/s/ Marc S. Leblanc Marc S. Leblanc Corporate Secretary

INDEX TO EXHIBITS

99.1	Condensed Consolidated Interim Financial Statements for the period ended September 30, 2011
99.2	Management's Discussion and Analysis for the nine months ended September 30, 2011
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer
99.5	Press release dated November 17, 2011 titled Mercator Minerals Announces $20 Million Non Broker Financing
99.6	Press release dated November 16, 2011 titled Mercator Minerals Completes 90-day Performance Test at Mineral Park Mine
99.7	Press release dated November 14, 2011 titled Mercator Minerals Reports 26% Increase in Revenues in Third Quarter 2011
99.8	Press release dated November 9, 2011 titled Mercator Minerals Files El Pilar Feasibility Study Technical Report
99.9	El Pilar Project 43-101F1 Technical Study Report, Feasibility Study